Richmont Mines Inc.	Patricia Mining Corp.

1 Place-Ville-Marie	8 King Street East
Suite 2130	Suite 1300
Montreal, QC	Toronto, ON
H3B 2C6 CANADA	CANADA M5C 1B5

Tel.: (514) 397-1410	Tel.: (416) 214-4900
Fax: (514) 397-8620	Fax: (416) 864-0620
www.richmont-mines.com	www.patriciamining.com

NEWS RELEASE

RICHMONT MINES AND PATRICIA MINING ANNOUNCE THE
MILL START UP AT THE ISLAND GOLD PROJECT

MONTREAL, September 7, 2006 - Richmont Mines Inc. (Richmont Mines) and Patricia Mining Corp. (Patricia Mining) are pleased to announce start up of the 650 tonnes per day carbon-in-pulp mill at the Island Gold project. The mill will initially begin operations, at a rate of 500 tonnes per day to process a surface stockpile of approximately 30,000 tonnes of mineralized material from underground development and test mining. Technical parameters and metallurgical results as to gold recovery, gold grade reconciliation, milling costs and production rate will be integrated in a NI 43-101 compliant technical report anticipated to be filed at the end of November 2006.

The underground definition drilling program on the Island Zone is ongoing. The surface exploration program to be included in the NI 43-101 report has been completed. Results of these programs are currently being compiled.

The Island Gold Joint Venture (Richmont Mines 55% - Patricia Mining 45%) is an advanced underground exploration and development project located 15 km from Dubreuilville (90 km from Wawa) in Northern Ontario.

Richmont Mines is a gold producer focusing its activities in the Canadian provinces of Ontario, Quebec and Newfoundland. The Company has no long-term debt and has no hedging contracts on gold or currency. The Company has 24.2 million shares outstanding.

Patricia Mining Corp. is a Canadian exploration and development company about to become Canada's newest gold producer. Patricia's main asset is the Island Gold Project.

Richmont Mines Inc.	Patricia Mining Corp.

This news release was prepared by the companies' management teams, which assume full responsibility for its content. The TSX Venture Exchange has not reviewed this news release and accepts no responsibility for its veracity or accuracy.

Martin Rivard	Gary Kirk
President and Chief Executive Officer	President and Chief Executive Officer
Richmont Mines Inc.	Patricia Mining Corp.

Disclosure Regarding Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Patricia Mining Corp. and Richmont Mines' Annual Information Form, Annual Report and periodic reports.

For more information, please contact:

Richmont Mines Inc.	Patricia Mining Corp.
Julie Normandeau	Gus Garisto, Investor Relations
Investor Relations	Telephone: (416) 805-3106

Telephone: (514) 397-1410	Michael D'Amico, Investor Relations
Fax: (514) 397-8620	Telephone: (416) 214-4900

Ticker symbol: RIC	Ticker symbol: PAT
Listings: TSX - Amex	Listing: TSX - Venture
Web Site: www.richmont-mines.com	Web Site: www.patriciamining.com